June 29, 2011

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Iron Mountain Incorporated (the “Company”)
Form 10-K for the year ended December 31, 2010 (the “Form 10-K”)
Filed March 1, 2011
File No. 001-13045

Dear Ms. Cvrkel:

The purpose of this letter is to respond to your letter of June 20, 2011.  For your convenience, the original staff comments have been repeated in bold typeface, followed by our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures

Free Cash Flows before Acquisitions and Discretionary Investments, or FCF, page 35

1.                                      We note your disclosure regarding the fact that you believe free cash flow (FCF) is a useful measure for investors in determining your ability to generate excess cash flows for reinvestment in the business, for discretionary deployment in investments such as real estate or acquisition opportunities, the potential returning of capital to shareholders or the repayment of indebtedness. As the repayment of indebtedness is mentioned after the discretionary expenditures, as well as the fact that FCF excludes other mandatory expenditures such as debt service, this statement appears to imply that the measure represents the residual cash flow available for discretionary purposes, or rather nonmandatory repayment of indebtedness. Please tell us and revise your disclosure in future filings to clarify whether mandatory debt service requirements or other non-discretionary expenditures are deducted from the measure. Please refer to Question 102.07 of the Compliance and Disclosure Interpretations issues on January 11, 2010 for further details.

RESPONSE:

1.                                      We will clarify our definition of FCF in future filings. As the calculation of FCF is based on Cash Flows from Operating Activities, the cash payments made to service our debt (i.e. interest payments) are incorporated into the calculation of this measure while repayments of principal are not. In response to the Staff’s comment, in future filings we will change the language on page 35 to read as follows:

“FCF is defined as Cash Flows from Operating Activities less capital expenditures (excluding real estate), net of proceeds from the sales of property and equipment and other, net and additions to customer acquisition cost. Our management uses this measure when evaluating the operating performance of our consolidated business. We believe this measure provides relevant and useful information to our current and potential investors. FCF is a useful measure in determining our ability to generate excess cash that may be used for reinvestment in the business, discretionary deployment in investments such as real estate or acquisition opportunities, returning of capital to our shareholders and voluntary prepayments of indebtedness.”

Note 10. Commitments and Contingencies

c. Litigation, page 119

2.                                      We note in several instances where you indicate that even though you are unable to predict the final outcome of the case, you do not expect that it will have a material impact on the financial statements. We do not consider such disclosures to be adequate. Pursuant to ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. For contingencies where an estimate cannot be made of the possible loss or range of loss, please advise us as to why. We may have further comment upon receipt of your response.

RESPONSE:

2.                                      We account for loss contingencies in accordance with Accounting Standards Codification 450-20, Loss Contingencies. In response to the Staff’s comment, in future filings we will change the language in Note 10 (c) to the Consolidated Financial Statements to read as follows:

“We are involved in litigation from time to time in the ordinary course of business with a portion of the defense and/or settlement costs being covered by various commercial liability insurance policies purchased by us and, in limited cases, indemnification from third parties.  Our policy is to establish reserves for loss contingencies when the losses are both probable and estimable.  We record legal costs associated with loss contingencies as expenses in the period in which they are incurred.  The matters described below represent our more significant loss contingencies.  In each matter, we have evaluated the matter and accrued an amount, if both probable and estimable, that represents our estimate of any probable loss associated with such matter.  In addition, we have estimated a reasonably possible range for all loss contingencies including those described below.  We believe it is reasonably possible that we could incur aggregate losses in addition to amounts currently accrued for all matters up to an additional $11 million over the next several years.”

e. Chile Eathquake, page 120

3.                                      We note that with respect to the February 27, 2010 earthquake in Chile, you have recorded gains on the disposal/write-down of property, plant and equipment, net in your statement of operations of approximately $10,200 for the year ended December 31, 2010, and have received approximately $27,000 in insurance recoveries. Such amount represents a portion of your business personal property, business interruption, and expense claims filed with your insurance carriers. Please tell us and revise the notes to your consolidated financial statements in future filings to disclose your accounting policy for involuntary conversions of property plant and equity and proceeds from business interruption insurance. Your response and revised policy should address the timing for when such proceeds are recognized within the financial statements, and the aggregate amount of business interruption insurance recoveries recognized during the period and line item(s) in the statements of operations in which those recoveries are classified.

RESPONSE:

3.                                      Supplementary, we would like to inform the Staff that as of December 31, 2010 and March 31, 2011, we had not received any proceeds from business interruption insurance associated with the Chilean earthquake.  During the quarter ended June 30, 2011, we received approximately $0.7 million of additional insurance proceeds related to the Chilean earthquake, of which approximately $0.2 million relates to business interruption insurance recoveries. In future filings, to the extent appropriate, we will include disclosure of the below policies.

Our policy related to business interruption insurance recoveries is to record gains within other (income) expense, net in our consolidated statement of operations and proceeds received within cash flows from operating activities in our consolidated statement of cash flows.  Such amounts are recorded in the period when the cash is received.

Our policy with respect to involuntary conversion of property, plant and equipment is to record any gain or loss within (gain) loss on disposal/writedown of property, plant and equipment, net within operating income in our consolidated statement of operations and proceeds received within cash flows from investing activities within our consolidated statement of cash flows.  Losses are recorded when incurred and gains are recorded in the period when cash received exceeds the carrying value of the related property, plant and equipment.

Form 10-Q for the period ended March 31, 2011

4.                                      We note that in January 2011, you acquired the remaining 80% interest of your joint venture in Poland in a stock transaction for an estimated purchase price of $69,500. We also note that your calculation of the fair value of your previously held equity interest of $10,425 utilized an estimate of the control premium paid which reduced the total fair value of the consideration for the purchase of the remaining 80% interest by 40%. In this regard, please advise us and revise future filings tell us how you determined that 40% was an appropriate discount factor for the control premium. You response should include significant assumptions used and/or factors considered by management in determining the discount rate.

RESPONSE:

4.                                      In determining the appropriate discount factor to apply in the calculation of the gain on our previously held equity interest in our joint venture in Poland, management gave consideration to the size and location of the business acquired, the potential future profits expected to be generated by the business and publicly available market data.

Management performed a sensitivity analysis on the 40% control premium in order to assess the materiality of any potential change in the discount factor. Management noted that had a 20% discount factor been applied for purposes of this calculation, that the gain recorded on this transaction would have increased by $3.5 million.

In response to the Staff’s comment, in future filings, we will change the language on page 23 to read as follows:

“The Company determined that a 40% control premium was appropriate after considering the size and location of the business acquired, the potential future profits expected to be generated by the Polish entity and publicly available market data.”

Other

5.                                      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

5.                                      As requested, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-2767.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer